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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   6   )*
                                          -------

 SUBSTANCE ABUSE TECHNOLOGIES, INC. (FKA U.S. Alcohol Testing of America, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   91154J101
       ---------------------------------------------------------------
                                 (CUSIP Number)


 Scott J. Lederman, Esq.   777 Long Ridge Road, Stamford, Connecticut 06902      (203) 614-2000
------------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 31, 1997
   -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D

--------------------------------      ------------------------------------------
CUSIP No.  91154J101                  Page      2        of       7       Pages
         --------------------             --------------    -------------
--------------------------------      ------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        S.A.C. Capital Advisors, LLC

-----------------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a  [x]
                                                                                                         (b  [ ]

-----------------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO

-----------------------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]


-----------------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-----------------------------------------------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            None
      NUMBER OF      --------------------------------------------------------------------------------------------------
        SHARES          8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        --------------------------------------------------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON
         WITH               None
                     --------------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
-----------------------------------------------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [x]

-----------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        N/A
-----------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        OO
-----------------------------------------------------------------------------------------------------------------------

                                 SCHEDULE 13D

--------------------------------      ------------------------------------------
CUSIP No.  91154J101                  Page       3       of       7       Pages
         --------------------             --------------    -------------
--------------------------------      ------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Steven A. Cohen

-----------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a  [ ]
                                                                                                           (b  [ ]

-----------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
-----------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]

-----------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
      NUMBER OF      --------------------------------------------------------------------------------------------------
        SHARES          8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        --------------------------------------------------------------------------------------------------
      REPORTING         9   SOLE DISPOSITIVE POWER
        PERSON
         WITH               0
                     --------------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            0
-----------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
-----------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

-----------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       N/A

-----------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

--------------------------------      ------------------------------------------
CUSIP No.  91154J101                  Page      4        of       7       Pages
         --------------------             --------------    -------------
--------------------------------      ------------------------------------------

This Amendment Number 6 to Schedule 13D is filed by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors" and, together with Cohen, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value per share ("Shares") of Substance Abuse Technologies, Inc. (formerly known as U.S. Alcohol Testing Centers of America, Inc.), a Delaware corporation (the "Company"), previously held by Cohen and S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), respectively. SAC Associates is not listed as a Reporting Person on this Schedule 13D because all voting and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement.

This Amendment is filed to report the sale by the Reporting Persons of their entire investment in the common stock of the Company.


ITEM 1.  SECURITY AND ISSUER

No amendment.

ITEM 2.  IDENTITY AND BACKGROUND

No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No amendment.

ITEM 4.  PURPOSE OF TRANSACTION

On September 10, 1997, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida ("Bankruptcy Court"), thereby initiating a Chapter 11 bankruptcy proceeding assigned case number 97-25669-BKC-RBR ("Bankruptcy Case"). The Company and Cohen and SAC Associates filed a proposed Joint Plan of Reorganization on November 18, 1997, and, subsequently, a First Amended Joint Plan of Reorganization (the "Plan of Reorganization") on December 23, 1997. The Plan of Reorganization would, if confirmed by the Bankruptcy Court, entail, among other things, the conversion of all of the Reporting Persons' Convertible Notes (as defined in Amendment Number 2 to Schedule 13D) to equity in a reorganized company. Additionally, if confirmed the Plan of Reorganization would cancel and extinguish the Shares, along with all other equity interests in the existing Company. The Plan of Reorganization remains subject to Bankruptcy Court approval subsequent to Bankruptcy Court approval of a related disclosure statement which is presently pending before the Bankruptcy Court. As discussed in Item Six, as of January 5, 1998, the Reporting Persons have extended certain loans and made certain payments to the Company.

On December 31, 1997, each of the Reporting Persons sold all of such Reporting Person's holdings of common stock of the Company for an aggregate price of $1.00 in a private transaction to an unrelated third party. Although the Reporting Persons do not now own any equity interest in the Company, they may, subject to the outcome of the bankruptcy proceeding described above, from time to time in the future depending on their evaluation of various factors acquire equity interest in the Company through conversion of their Convertible Notes, as described above, or through open market transactions or

                                 SCHEDULE 13D

--------------------------------      ------------------------------------------
CUSIP No.  91154J101                  Page      5        of       7       Pages
         --------------------             --------------    -------------
--------------------------------      ------------------------------------------

otherwise. Depending on various factors, including the outcome of the bankruptcy proceedings, the evaluation of the investment potential of the Company, the Company's business prospects and financial position, other developments concerning the Company, the price level of equity interests, conditions in the securities markets and general economic and industry conditions, and reinvestment opportunities and developments relating to its business, the Reporting Persons may in the future take such other actions with respect to equity holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the equity interest hereafter acquired.

Except as set forth above, as of the date of this Schedule, neither of the Reporting Persons nor the entities and individuals described in Item 2 of
Schedule 13D has any plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

On December 31, 1997, each of the Reporting Persons sold its entire investment in the common stock of the Company for the aggregate price of $1.00.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Prior to the initiation of the Bankruptcy Case on September 10, 1997, Cohen and SAC Associates agreed to provide certain financing to the Company during the Bankruptcy Case in amounts up to $2,900,000 for operating costs, professional expenses, and certain acquisition expenses, as well as a $75,000 pre-bankruptcy loan to be used to pay professional expenses related to the bankruptcy.

On September 11 and 26, 1997, the Bankruptcy Court entered two preliminary orders that together authorized the Company to borrow up to $425,000 from Cohen and SAC Associates through October 24, 1997. On October 27, 1997, the Bankruptcy Court entered a final order, subsequently modified on November 20, 1997 by an order of the Bankruptcy Court (the final order, as subsequently modified, is referred to hereinafter as the "Final Order"), which authorized the Company to borrow up to $3,098,000, inclusive of the previously authorized $425,000, from Cohen and SAC Associates. As of January 5, 1998, approximately $2,300,000 has been loaned to the Company by Cohen and SAC Associates.

If confirmed by the Bankruptcy Court, the Plan of Reorganization filed by the Company and Cohen and SAC Associates would, among other things, convert a substantial portion of the Company's liabilities, including the Convertible Notes, to equity in a reorganized company. Under the Plan of Reorganization, Cohen and SAC Associates would own stock of the reorganized company. The reorganization contemplated by the Plan of Reorganization, if confirmed by the Bankruptcy Court, would be funded primarily from loans extended by Cohen and SAC Associates to the Company pursuant to (a) the Final Order and (b) an exit financing agreement to be entered into in connection with the implementation of the Plan of Reorganization. On November 18, 1997, SAC Associates and Cohen delivered a Commitment Letter to the Company pursuant to which SAC Associates and Cohen agreed, subject to certain conditions contained therein (including confirmation

                                 SCHEDULE 13D

--------------------------------      ------------------------------------------
CUSIP No.  91154J101                  Page      6        of       7       Pages
         --------------------             --------------    -------------
--------------------------------      ------------------------------------------

of the Plan of Reorganization), to provide exit financing funds in an amount of up to $6,800,000 inclusive of the $3,098,000 contemplated by the Final Order.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this ___ day of January, 1998.



S.A.C. CAPITAL ADVISORS, LLC


By:  /s/ SCOTT J. LEDERMAN                 /s/ STEVEN A. COHEN
   -----------------------------       --------------------------------
     Scott J. Lederman, Esq.           Steven A. Cohen